SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January, 2007

_________________

POLYMET MINING CORP.
 (Translation of Registrant’s Name into English)

2350-1177 West Hastings Street
Vancouver, B.C. Canada V6E 2K3
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        On January 5, 2007, PolyMet Mining Corp. (the “Company”) received a letter from the American Stock Exchange (“AMEX”) stating that the Company was not in compliance with AMEX rules regarding the listing of additional securities. Specifically, on December 20, 2006, the Company issued 2,000,000 shares of its common stock to Cleveland-Cliffs, Inc. (“Cliffs”) in connection with the Company’s acquisition of property and associated rights from Cliffs Erie L.L.C., a wholly-owned subsidiary of Cliffs (as previously disclosed and more fully described in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on December 21, 2006) prior to obtaining AMEX’s approval of such issuance, as is required by Section 301 of the AMEX Company Guide. The Company has submitted the required application for the listing of such additional securities, which is now pending approval. The AMEX has determined not to implement continued listing evaluation and follow-up procedures at this time.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 11, 2007	POLYMET MINING CORP. By: /s/ Douglas Newby Name: Douglas Newby Title: Chief Financial Officer

Exhibit No.	Description

99.1	Press Release dated January 10, 2007.